UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED MICRO DEVICES, INC.

(Name of Subject Company (Issuer))

ADVANCED MICRO DEVICES, INC.

(Names of Filing Persons (Issuer)

6.00% Convertible Senior Notes due 2015

(Title of Class of Securities)

007903 AK3

007903 AL1

(CUSIP Number of Class of Securities)

Harry A. Wolin, Esq.

Senior Vice President, General Counsel and Secretary

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

Phone: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$452,625,000	$58,299

*	Determined pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 6.00% Convertible Senior Notes due 2015 (the “Notes”) assuming that $425,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,065 per $1,000 principal amount.

**	The amount of the filing fee equals $128.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,299	Filing Party:	Advanced Micro Devices, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	February 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Schedule TO corrects the original Schedule TO filing made by Advanced Micro Devices, Inc. on February 20, 2014 with respect to its partial tender offer to repurchase outstanding 6.00% Convertible Senior Notes due 2015. Due to administrative error, the original filing had incorrectly been filed as a third-party tender offer subject to Rule 14d-1. This corrective filing is made to clarify that the tender offer is an issuer tender offer subject to Rule 13e-4. All other information included in the Schedule TO, Offer to Purchase and other exhibits remains the same.

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by Advanced Micro Devices, Inc., a Delaware corporation (“AMD” or the “Company”), in connection with AMD’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated February 20, 2014 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), on a pro rata basis, up to $425,000,000 aggregate principal amount (the “Maximum Tender Amount”) of AMD’s outstanding 6.00% Convertible Senior Notes due 2015 (the “Notes”). The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is incorporated by reference in the responses to the items of this Schedule TO.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Advanced Micro Devices, Inc., a Delaware corporation. The address of its principal executive offices is One AMD Place, Sunnyvale, California 94088 and its telephone number is (408) 749-4000.

(b) Securities. The class of securities subject to the Offer to Purchase is the Company’s 6.00% Convertible Senior Notes due 2015. As of February 19, 2014, there was approximately $465.6 million aggregate principal amount of Notes outstanding, which are convertible into shares of the Company’s common stock, $0.01 par value per share.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. The information with respect to the Company’s common stock set forth in the section titled “Trading Market for the Notes and Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. This is an issuer tender offer. Advanced Micro Devices, Inc. is the filing person. The information set forth in Item 2(a) above and the section titled “The Company” in the Offer to Purchase is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of the Company:

Name	Title
Rory Read	President and Chief Executive Officer, Director
Devinder Kumar	Senior Vice President and Chief Financial Officer
John Byrne	Senior Vice President and Chief Sales Officer
Mark D. Papermaster	Chief Technology Officer and Senior Vice President, Technology and Engineering
Lisa Su	Senior Vice President and General Manager, Global Business Units
Harry A. Wolin	Senior Vice President, General Counsel and Secretary
W. Michael Barnes	Director
John E. Caldwell	Director
Henry WK Chow	Director

Name	Title
Bruce L. Claflin	Director
Nicholas M. Donofrio	Director
H. Paulett Eberhart	Director
Martin Edelman	Director
John R. Harding	Director
Ahmed Yahia	Director

The business address and telephone number for all of the above directors and executive officers are c/o Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, tel. (408) 749-4000.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(ix), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” “Proration” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(iv), (x), (xi) Not applicable.

(2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements with respect to its common stock:

(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.
(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.
(3)	1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.
(4)	1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.
(5)	2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference
(6)	2004 Equity Incentive Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Registration Statement on Form S-8 filed with the SEC on July 19, 2013, is hereby incorporated by reference
(7)	2011 Executive Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended April 2, 2011, is hereby incorporated by reference.
(8)	1995 Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.
(9)	ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005, filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 filed with the SEC on October 30, 2006, is hereby incorporated by reference.

(10)	SeaMicro, Inc. Amended and Restated 2007 Equity Incentive Plan, filed as Exhibit 10.1 on AMD’s Registration Statement on Form S-8, filed with the SEC on March 23, 2012, is hereby incorporated by reference.
(11)	AMD’s U.S. Stock Option Program for Options Granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.
(12)	AMD’s Stock Option Program for Employees Outside the U.S. for Options Granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.
(13)	AMD’s U.S. Stock Option Program for Options Granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.
(14)	Form of Stock Option Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(15)	Form of Stock Option Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(16)	Form of Stock Option Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(17)	Form of Stock Option Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(18)	Form of Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.
(19)	Form of Restricted Stock Unit Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(20)	Form of Restricted Stock Unit Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(21)	Form of Restricted Stock Unit Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(22)	Form of Performance-Based Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2013, is hereby incorporated by reference.
(23)	Outside Director Equity Compensation Policy, amended and restated as of October 20, 2011, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, is hereby incorporated by reference.
(24)	AMD Executive Severance Plan and Summary Plan Description for Senior Vice Presidents, effective June 1, 2013, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated June 7, 2013, is hereby incorporated by reference.
(25)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.
(26)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.
(27)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.

The Company has entered into the following agreements in connection with the Notes:

(1)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed April 30, 2007, is hereby incorporated by reference.
(2)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed April 30, 2007, is hereby incorporated by reference.

The Company has entered into the following agreements in connection with other securities of the Company:

(1)	Indenture governing 7.75% Senior Notes due 2020, including the Form of 7.75% Note, dated August 4, 2010 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Form 8-K dated August 4, 2010, is hereby incorporated by reference.
(2)	Indenture governing 7.50% Senior Notes due 2022, including the Form of 7.50% Note dated as of August 15, 2012 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A filed as Exhibit 4.1 to AMD’s Form 8-K dated August 15, 2012, is hereby incorporated by reference.
(3)	Indenture, governing 8.125% Senior Notes due 2017, including the Form of 8.125% Note, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed December 1, 2009, is hereby incorporated by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes acquired pursuant to the Offer will be cancelled.

(c) Plans.

(1)	None.

(2)	None.

(3)	The sections of the Offer to Purchase titled “Summary of the Offer,” “Purpose of the Offer” and “Source and Amount of Funds” are hereby incorporated by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The sections of the Offer to Purchase titled “Source and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” are incorporated herein by reference.

(d) Borrowed Funds.

(1) and (2) The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions.

(1)	On February 7, 2014, the Company repurchased in open market transactions $17 million in aggregate principal amount of the Notes for $18 million, at a purchase price of $1,049 for each $1,000 principal amount of Notes.

(2)	On February 11, 2014, the Company repurchased in open market transactions $47 million in aggregate principal amount of the Notes for $49 million, at a purchase price of $1,051 for each $1,000 principal amount of Notes.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The section of the Offer to Purchase titled “The Dealer Managers, Depositary and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

(1)	The audited consolidated financial statements of the Company set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on February 18, 2014 are incorporated herein by reference.

(2)	None.

(3)	Ratio of earnings to fixed charges:

Year Ended
	Dec. 28, 2013	Dec. 29, 2012
Ratio of earnings to fixed charges*	—	—

*	For purposes of computing the ratio of earnings to fixed charges, fixed charges primarily consist of interest expense on long-term debt and capital leases and that portion of rental expense deemed to be representative of interest. Earnings primarily consist of loss from operations before income taxes and fixed charges. For the years ended December 28, 2013 and December 29, 2012, earnings were insufficient to cover fixed charges by approximately $74 million and $1.2 billion, respectively.

(4)	The book value per share of the Company’s common stock as of December 28, 2013 was $0.75.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(b) Other Material Information. The information contained in the Offer to Purchase is hereby incorporated by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated February 20, 2014.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)	Press Release Regarding Offer, dated February 20, 2014 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed February 20, 2014).

(b)	None.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document
(d)(3)	1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.
(d)(4)	1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.
(d)(5)	2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference
(d)(6)	2004 Equity Incentive Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Registration Statement on Form S-8 filed with the SEC on July 19, 2013, is hereby incorporated by reference
(d)(7)	2011 Executive Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended April 2, 2011, is hereby incorporated by reference.
(d)(8)	1995 Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.
(d)(9)	ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005, filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 filed with the SEC on October 30, 2006, is hereby incorporated by reference.
(d)(10)	SeaMicro, Inc. Amended and Restated 2007 Equity Incentive Plan, filed as Exhibit 10.1 on AMD’s Registration Statement on Form S-8, filed with the SEC on March 23, 2012, is hereby incorporated by reference.
(d)(11)	AMD’s U.S. Stock Option Program for Options Granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.
(d)(12)	AMD’s Stock Option Program for Employees Outside the U.S. for Options Granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.
(d)(13)	AMD’s U.S. Stock Option Program for Options Granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.
(d)(14)	Form of Stock Option Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(d)(15)	Form of Stock Option Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(d)(16)	Form of Stock Option Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(d)(17)	Form of Stock Option Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(d)(18)	Form of Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.
(d)(19)	Form of Restricted Stock Unit Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(d)(20)	Form of Restricted Stock Unit Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(d)(21)	Form of Restricted Stock Unit Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(d)(22)	Form of Performance-Based Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2013, is hereby incorporated by reference.
(d)(23)	Outside Director Equity Compensation Policy, amended and restated as of October 20, 2011, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, is hereby incorporated by reference.

Exhibit Number	Description of Document
(d)(24)	AMD Executive Severance Plan and Summary Plan Description for Senior Vice Presidents, effective June 1, 2013, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated June 7, 2013, is hereby incorporated by reference.
(d)(25)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.
(d)(26)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.
(d)(27)	Indenture governing 7.75% Senior Notes due 2020, including the Form of 7.75% Note, dated August 4, 2010 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Form 8-K dated August 4, 2010, is hereby incorporated by reference.
(d)(28)	Indenture governing 7.50% Senior Notes due 2022, including the Form of 7.50% Note dated as of August 15, 2012 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A filed as Exhibit 4.1 to AMD’s Form 8-K dated August 15, 2012, is hereby incorporated by reference.
(d)(29)	Indenture, governing 8.125% Senior Notes due 2017, including the Form of 8.125% Note, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.
(d)(30)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.
(d)(31)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.
(d)(32)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.
(g)	None.
(h)	None.
*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advanced Micro Devices, Inc.

By:	/s/ Harry A. Wolin
Name:	Harry A. Wolin
Title:	Senior Vice President, General Counsel and Secretary

Dated: February 20, 2014

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated February 20, 2014.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)	Press Release Regarding Offer, dated February 20, 2014 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed February 20, 2014).
(b)	None.
(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.
(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document
(d)(3)	1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.
(d)(4)	1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.
(d)(5)	2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference
(d)(6)	2004 Equity Incentive Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Registration Statement on Form S-8 filed with the SEC on July 19, 2013, is hereby incorporated by reference
(d)(7)	2011 Executive Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended April 2, 2011, is hereby incorporated by reference.
(d)(8)	1995 Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.
(d)(9)	ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005, filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 filed with the SEC on October 30, 2006, is hereby incorporated by reference.
(d)(10)	SeaMicro, Inc. Amended and Restated 2007 Equity Incentive Plan, filed as Exhibit 10.1 on AMD’s Registration Statement on Form S-8, filed with the SEC on March 23, 2012, is hereby incorporated by reference.
(d)(11)	AMD’s U.S. Stock Option Program for Options Granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.
(d)(12)	AMD’s Stock Option Program for Employees Outside the U.S. for Options Granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.
(d)(13)	AMD’s U.S. Stock Option Program for Options Granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.
(d)(14)	Form of Stock Option Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(d)(15)	Form of Stock Option Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(d)(16)	Form of Stock Option Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(d)(17)	Form of Stock Option Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(d)(18)	Form of Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.
(d)(19)	Form of Restricted Stock Unit Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.
(d)(20)	Form of Restricted Stock Unit Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(d)(21)	Form of Restricted Stock Unit Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.
(d)(22)	Form of Performance-Based Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2013, is hereby incorporated by reference.
(d)(23)	Outside Director Equity Compensation Policy, amended and restated as of October 20, 2011, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, is hereby incorporated by reference.

Exhibit Number	Description of Document
(d)(24)	AMD Executive Severance Plan and Summary Plan Description for Senior Vice Presidents, effective June 1, 2013, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated June 7, 2013, is hereby incorporated by reference.
(d)(25)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.
(d)(26)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.
(d)(27)	Indenture governing 7.75% Senior Notes due 2020, including the Form of 7.75% Note, dated August 4, 2010 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Form 8-K dated August 4, 2010, is hereby incorporated by reference.
(d)(28)	Indenture governing 7.50% Senior Notes due 2022, including the Form of 7.50% Note dated as of August 15, 2012 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A filed as Exhibit 4.1 to AMD’s Form 8-K dated August 15, 2012, is hereby incorporated by reference.
(d)(29)	Indenture, governing 8.125% Senior Notes due 2017, including the Form of 8.125% Note, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.
(d)(30)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.
(d)(31)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.
(d)(32)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.
(g)	None.
(h)	None.
*	Filed herewith.